EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Earnings:
Income/(loss) from continuing operations	$14,952	$8,875	$42,421	$23,606
Add from continuing operations:
Interest on indebtedness (1)	10,909	10,457	32,587	30,629
Portion of rents representative of the interest factor	449	437	1,407	1,300
Amortization of capitalized interest	183	181	547	543
Total earnings	$26,493	$19,950	$76,962	$56,078
Fixed charges from continuing operations:
Interest on indebtedness (1)	$10,909	$10,457	$32,587	$30,629
Interest capitalized	50	805	104	2,830
Portion of rents representative of the interest factor	449	437	1,407	1,300
Fixed charges	$11,408	$11,699	$34,098	$34,759

Ratio of earnings to fixed charges	2.32	1.71	2.26	1.61

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.